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________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
                            SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                             TRISTAR AEROSPACE CO.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                             TRISTAR AEROSPACE CO.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   89674L101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                               DOUGLAS CHILDRESS
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                             TRISTAR AEROSPACE CO.
                             2527 WILLOWBROOK ROAD
                              DALLAS, TEXAS 75220
                                 (214) 366-5000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
 TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                               SIMEON GOLD, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                         NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000

________________________________________________________________________________





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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is TriStar Aerospace Co., a Delaware corporation (the 'Company'). The address of the principal executive office of the Company is 2527 Willowbrook Road, Dallas, Texas 75220. The title and class of equity securities to which this Statement on Schedule 14D-9 (the
'Schedule 14D-9') relates is the Company's common stock, par value $0.01 per share (the 'Shares').

ITEM 2. TENDER OFFER OF THE BIDDER

     This Schedule 14D-9 relates to a tender offer (the 'Offer') by AlliedSignal Acquisition Corp., a Delaware corporation ('Offeror') and a wholly owned subsidiary of AlliedSignal Inc., a Delaware corporation ('Parent'), disclosed in a Tender Offer Statement on Schedule 14D-1 dated November 5, 1999 (the
'Schedule 14D-1'), to purchase all of the issued and outstanding Shares at a purchase price of $9.50 per Share, net to the seller in cash without interest (the consideration to be paid pursuant to the Offer being, the 'Offer Price'), on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 5, 1999 (the 'Offer to Purchase'), and the related Letter of Transmittal (which, together with the Offer to Purchase, as amended and supplemented from time to time, constitute the 'Offer Documents').

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated October 31, 1999 (the 'Merger Agreement'), by and among Parent, Offeror and the Company. See Item 3(b)(2) below for a description of the Merger Agreement, a copy of which is filed as Exhibit A hereto and is incorporated herein by reference. A copy of the joint press release, announcing the execution of the Merger Agreement, issued by the Parent and the Company on November 1, 1999 is filed as Exhibit B hereto and is incorporated herein by reference.

     The Merger Agreement provides that after consummation of the Offer and the satisfaction or waiver of the conditions set forth in Item 3(b)(2) under the heading 'The Merger Agreement -- Conditions to Obligations of Offeror' (the 'Offer Conditions'), Offeror (or another direct or indirect wholly owned subsidiary of Parent) will be merged with and into the Company (the 'Merger') pursuant to the General Corporation Law of the State of Delaware (the 'Delaware Law'). Unless Offeror otherwise revises the structure of the Merger as it is permitted to do subject to meeting certain conditions, as a result of the Merger, the separate corporate existence of Offeror will cease and the Company will continue as the surviving corporation and a wholly owned subsidiary of Parent (the 'Surviving Corporation'), and will continue to be governed by the laws of the State of Delaware. At the effective time of the Merger (the 'Effective Time'), each Share then outstanding (other than Shares owned by the Company, Parent or any subsidiary thereof, or those Shares held by stockholders who have properly exercised their rights for appraisal of such Shares in accordance with Delaware Law) will be converted into the right to receive the Offer Price.

     The Offer to Purchase states that the address and principal executive offices of Parent are located at 101 Columbia Road, Morris Township, New Jersey 07962, and the address and principal executive offices of Offeror are located at 101 Columbia Road, Morris Township, New Jersey 07962.

ITEM 3. IDENTITY AND BACKGROUND

     (a) Name and Address of the Company. The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

     (b) Material Contracts, etc. Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described under the captions 'Director Compensation,' 'Compensation of Executive Officers,' 'Employment Agreements,' 'Stock Option Plans,' and 'Certain Related Party Transactions' in the Company's Proxy Statement, dated December 23, 1998, relating to its 1999 Annual Meeting of Stockholders held on January 22, 1999 (the 'Proxy Statement') are incorporated herein by reference. A copy of the Proxy Statement is filed as Exhibit C hereto and is incorporated herein

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by reference. Except as set forth in this Item 3(b) or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and:
(1) the Company, its executive officers, directors or affiliates; or (2) Parent or Offeror or their respective executive officers, directors or affiliates.

        (b)(1) Certain Contracts, Agreements, Arrangements or Understandings and any Actual or Potential Conflicts of Interests Between (A) the Company or its Affiliates and (B) the Executive Officers, Directors or Affiliates of the Company

Employment Agreements

     P. Quentin Bourjeaurd Executive Employment Agreement. Mr. Bourjeaurd entered into an executive employment agreement with the Company on September 19, 1996. Pursuant to his employment agreement, Mr. Bourjeaurd will serve as President of the Company through September 19, 2001, unless earlier terminated as provided therein. Under his employment agreement, Mr. Bourjeaurd receives an annual salary of $200,000 and is entitled to medical and other benefits generally available to senior executives of the Company. On July 1, 1997 the Compensation Committee increased Mr. Bourjeaurd's annual compensation to $225,000.

     The Company and Mr. Bourjeaurd amended certain provisions of the executive employment agreement on October 31, 1999 by letter agreement. The amendment provides that if Mr. Bourjeaurd's employment is terminated by the Company other than for Cause (as defined in his employment agreement), Mr. Bourjeaurd will continue to receive his salary and benefits as currently provided (as severance) through September 19, 2001, the termination date. In the event Mr. Bourjeaurd's employment is terminated for Cause or by reason of Death or Disability (as defined in his employment agreement), no further compensation will be payable by the Company.

     Additionally, Mr. Bourjeaurd's employment agreement contains a non-competition provision pursuant to which Mr. Bourjeaurd has agreed, during the term of his employment and for such period of time following the Term that he is receiving payments, not to engage in any business activity, without the consent of the Company, which would be in competition with any business in which the Company or any of its subsidiaries or affiliates are then engaged or planning to be engaged. The executive employment agreement was further amended by the October 31, 1999 letter agreement so that the non-competition covenant contained in the agreement will continue to apply until September 19, 2001 under all circumstances. Also, in the letter amendment, Mr. Bourjeaurd acknowledged that the transactions contemplated by the Merger Agreement would make AlliedSignal Hardware Product Group an 'affiliate' as it is defined in the employment agreement for purposes of the non-competition provisions of the agreement. A copy of Mr. Bourjeaurd's executive employment agreement is filed as Exhibit D hereto and is incorporated herein by reference. A copy of the letter agreement amending Mr. Bourjeaurd's executive employment agreement is filed as Exhibit E hereto and is incorporated herein by reference.

     Denny Barge Amended and Restated Executive Employment Agreement. The Company and Mr. Barge amended and restated Mr. Barge's executive employment agreement as of June 22, 1999. This agreement amended and restated the executive employment agreement dated December 8, 1997 between Mr. Barge and the Company. The agreement provides that Mr. Barge will continue to serve as Vice President of Strategic Planning for a term ending December 8, 1999. The executive employment agreement was further amended such that Mr. Barge effectively resigned from all other positions he held with the Company. Under the agreement, Mr. Barge receives an annual salary of $200,000 and is entitled to medical and other benefits generally available to senior executives of the Company. Mr. Barge's employment agreement also provides that the Company will not terminate the agreement as long as Mr. Barge is performing his duties under the terms of the agreement, except for Cause (as defined therein) or by reason of Death. Additionally, Mr. Barges' agreement contains a non-competition provision pursuant to which Mr. Barge has agreed not to engage in any business activity, without the consent of the Company, which will be in competition with any business engaged in by the Company during the term of the agreement. Also, in the agreement, Mr. Barge has signed a broad release discharging the Company from all

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liabilities associated with his employment. The release does not prohibit Mr.
Barge from pursuing a claim to enforce his rights under the agreement itself or from exercising his rights under any employee benefit plan or stock option plan or shareholder agreement that he participated in while employed by the Company. A copy of Mr. Barge's amended and restated executive employment agreement is filed as Exhibit F hereto and is incorporated herein by reference.

     John King Letter Agreement. The Company terminated the employment of John
R. King, Jr. in a letter dated May 17, 1999. The termination letter provided that Mr. King would receive 26 weeks of pay at his then current base rate (totaling $60,000) as severance. In the termination letter, the Company offered to extend group health, dental and life insurance to Mr. King until midnight November 19, 1999, as consideration for releasing and waiving any claims Mr. King may have against the Company. Mr. King has signed a broad release discharging the Company from all liabilities associated with his employment. A copy of the letter terminating the employment of Mr. King and the release are filed as Exhibits G and H, respectively, hereto and are incorporated herein by reference.

     Daniel Barth Executive Employment Agreement. Mr. Barth entered into an executive employment agreement with the Company on May 24, 1999. Pursuant to his employment agreement, Mr. Barth will serve as Vice President of Information Technology of the Company through May 24, 2000, unless earlier terminated as provided therein. Under his employment agreement, Mr. Barth receives an annual salary of $175,000, is eligible for such discretionary bonuses as the Compensation Committee may determine and is entitled to medical and other benefits generally available to senior executives of the Company.

     Mr. Barth's employment agreement also provides that if Mr. Barth's employment is terminated other than for Cause (as defined therein), Mr. Barth will continue to receive his salary and benefits until the end of the Employment Term (as defined therein); provided that such continued salary and benefits will be reduced by any earned income received by Mr. Barth during such period following termination. In the event Mr. Barth's employment is terminated for Cause or by reason of Death or Disability (as defined therein), no further compensation will be payable by the Company. Additionally, Mr. Barth's employment agreement contains a non-competition provision pursuant to which Mr. Barth has agreed not to work for, directly or indirectly, any other business entity that competes with the Company in the states of California, Florida, Texas and Arizona during the Employment Term. Mr. Barth has further agreed that, until 12 months after the Employment Term, he will not persuade or induce any Company employee to leave his or her employment with the Company. A copy of Mr. Barth's executive employment agreement is filed as Exhibit I hereto and is incorporated herein by reference.

Loans to Management

     On January 13, 1999, the Company released 100,000 Shares that were pledged as collateral for a loan of $75,000 granted on May 30, 1997 to Charles Balchunas, Executive Vice President and Chief Operating Officer. The Company retains a pledge on 36,512 Shares owned by Mr. Balchunas, as collateral for the loan.

Director Compensation

     During fiscal year 1999, Cindy Brown, a director of the Company, was paid $20,000 on January 20, 1999 as compensation for finance committee meetings from June through November 1998 and $25,000 on June 2, 1999 as compensation for finance committee meetings from January through May 1999.

Stock Options

     The 1996 Stock Option Plan. The Company's Amended and Restated 1996 Stock Option Plan (the '1996 Stock Option Plan') authorizes the issuance of up to 3,950,000 Shares pursuant to stock options granted to key employees, non-employee directors and consultants of the Company. The 1996 Stock Option Plan is administered by the Compensation Committee which selects the

                                       4





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optionees and determines the terms and provisions of each option grant within the parameters set forth in the 1996 Stock Option Plan.

     In general, in the event of a 'change in control' of the Company (as defined in the 1996 Stock Option Plan), each option will terminate within a specified number of days after notice to the holder of such option, and each such holder will receive, in respect of each option which is then exercisable, an amount equal to the excess of the aggregate fair market value of the Shares subject to the vested option over the exercise price, payable in the same consideration as received by the stockholders of the Company upon the closing of such transaction. Pursuant to the 1996 Stock Option Plan and confirmed by the Compensation Committee, the conversion of the vested options into consideration received by stockholders shall occur simultaneously with, and the termination of all options under the 1996 Stock Option Plan shall occur after, the consummation of the Merger, which event constitutes a 'change in control.' On October 19, 1999, the Compensation Committee resolved to grant under the 1996 Stock Option Plan a total of 407,140 options to employees other than executive officers, directors or affiliates of the Company. All options granted on October 19, 1999 pursuant to the 1996 Stock Option Plan shall accelerate and become exercisable immediately prior to and subject to the occurrence of the Merger, entitling the holder to receive the compensation described above. A copy of the 1996 Stock Option Plan is filed hereto as Exhibit J and is incorporated herein by reference.

     The 1998 Stock Option Plan. The Company's 1998 Stock Option Plan (the '1998 Stock Option Plan') authorizes the issuance of up to 2,000,000 Shares of the Company pursuant to stock options granted to key employees, non-employee directors and consultants of the Company. The 1998 Stock Option Plan is administered by the Compensation Committee which selects the optionees and determines the terms and provisions of each option grant within the parameters set forth in the 1998 Stock Option Plan.

     In general, in the event of a 'change in control' of the Company (as defined in the 1998 Plan), the Compensation Committee has the discretion (i) to accelerate the vesting of each option not then currently exercisable, (ii) to cause each option to terminate within a period of time after delivery of notice and (iii) to cause each option holder to receive, in respect of each Share for which such option is exercisable, an amount equal to the excess of the fair market value of such Share over the exercise price per Share, payable in a form of consideration as determined by the Compensation Committee.

     The Compensation Committee has exercised its discretion in Section 11 of the Stock Option Plan to provide that options subject to the 1998 Stock Option Plan shall, in connection with the transactions contemplated by the Merger Agreement, terminate immediately after the Effective Time (as defined in the Merger Agreement), and such options which are exercisable at the Effective Time shall be converted as described in clause (iii) above, upon the occurrence of the Effective Time.

     The Compensation Committee has decided not to exercise its discretion in
Section 11 of the 1998 Stock Option Plan to accelerate any option granted under the 1998 Stock Option Plan if the option agreement evidencing the granting of such options contains a provision that provides such option will accelerate upon a 'change in control' if, and only if, the closing price of the Shares on the closing date of such Change of Control is at least $14. Accordingly, options subject to such provisions which are not otherwise vested at the Effective Time will not accelerate or be converted as described above as the Offer Price is $9.50.

     On October 19, 1999, the Compensation Committee resolved to grant, under the 1998 Stock Option Plan, a total of 345,000 options, 5,000 of which were to a consultant of the Company. All options granted on October 19, 1999 pursuant to the 1998 Stock Option Plan shall accelerate and become exercisable immediately prior to and subject to the occurrence of the Merger, entitling the holder to receive the compensation described above.

     Pursuant to the 1998 Stock Option Plan, the Compensation Committee resolved to grant options to the following executive officers and directors of the
Company:

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          (1) Douglas Childress, Executive Vice President and Chief Financial
     Officer, was granted 75,000 options on October 13, 1998 at a strike price of $8.375 per Share, 100,000 options on June 22, 1999 at a strike price of $6.875 per Share and 80,000 options on October 19, 1999 at a strike price of $5.50 per Share.

          (2) Daniel Barth, Vice President of Information Technology, was granted 75,000 options on June 24, 1999 at a strike price of $9.375 per Share and 60,000 options on October 19, 1999 at a strike price of $5.50 per Share.

          (3) Jon A. Cohen, Vice President of Quality Assurance and Acting Vice President of Operations, was granted 50,000 options on October 13, 1998 at a strike price of $8.375 per Share, 25,000 options on June 22, 1999 at a strike price of $6.875 per Share and 60,000 options on October 19, 1999 at a strike price of $5.50 per Share.

          (4) Trevor Wright, Executive Vice President of Sales and Marketing, was granted 100,000 options on October 13, 1998 at a strike price of $8.375 per Share and 60,000 options on October 19, 1999 at a strike price of $5.50 per Share.

     A copy of the 1998 Stock Option Plan is filed as Exhibit K hereto and in incorporated herein by reference.

Indemnification of Directors and Officers

     The Company's Certificate of Incorporation provides that directors and officers of the Company shall be indemnified to the fullest extent authorized by the Delaware Law as in effect (or as it may be amended) from threatened, pending or completed actions, suits or proceedings, whether civil, criminal, arbitrative, administrative or investigative, any appeal in such action and any inquiry or investigation that could lead to such an action or suit. The Certificate of Incorporation further provides that, to the extent permitted by the Delaware Law, expenses so incurred by any such person in defending an action, suit or proceeding shall, at his or her request, be paid by the Company in advance of the final disposition of such action or proceeding within 60 days after a written claim has been received by the Company. The Company may additionally indemnify any employee or agent of the Company to the fullest extent permitted by law.

     The Certificate of Incorporation also provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of the director's fiduciary duties except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the Delaware Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     For additional information regarding indemnification, see Item 3(b)(2) under the heading 'Merger Agreement -- Indemnification; Settlement of Stockholder Claims' below.

        (b)(2) Certain Contracts, Agreements, Arrangements or Understandings and any Actual or Potential Conflicts of Interests Between (A) the Company or its Affiliates and (B) Parent and Offeror and their Executive Officers, Directors or Affiliates.

     P. Quentin Bourjeaurd Executive Employment Agreement. The description of the amendment to the employment contract with Mr. Bourjeaurd is set forth in
Item 3(b)(1) under the topic 'P. Quentin Bourjeaurd Executive Employment Agreement' of this Schedule 14D-9.

     Confidentiality; Standstill. In connection with granting Parent and its representatives access to certain confidential information of the Company, Parent executed a Confidentiality Agreement with the Company, dated April 5, 1999, and reaffirmed on October 7, 1999 (the 'Confidentiality Agreement'). Among other things, the Confidentiality Agreement provides that, for a period of 18 months from the date of the Confidentiality Agreement, Parent will not, without the prior consent of the Board of Directors of the Company (the 'Board') or its designee, directly or indirectly, in any manner, do the following (the 'Standstill Provisions'), except with respect to certain permitted actions by benefit plan investment vehicles of Parent and its affiliates:

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          (a) acquire, offer or propose to acquire, solicit an offer to sell or agree to acquire, directly or indirectly, alone or in concert with others, by purchase or otherwise, any voting securities of the Company;

          (b) make, or in any way participate in, directly or indirectly, alone or in concert with others, any 'solicitation' of 'proxies' (as such terms are used in the proxy rules promulgated pursuant to Section 14 of the Exchange Act) to vote, or seek to advise or influence in any manner whatsoever any person with respect to the voting of, any voting securities of the Company;

          (c) form, join or in any way participate in a 'group' (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company or any of its subsidiaries;

          (d) acquire, offer to acquire or agree to acquire, directly or indirectly, alone or in concert with others, by purchase or otherwise,
     (i) any of the assets, tangible and intangible, of the Company or
     (ii) direct or indirect rights or options to acquire any assets of the Company or any of its subsidiaries or affiliates, except for such assets as are then being offered for sale by the Company or any of its subsidiaries or affiliates;

          (e) arrange, or in any way participate, directly or indirectly, in any financing for the purchase of any voting securities of the Company or any of its subsidiaries;

          (f) otherwise act, alone or in concert with others, to seek to propose to the Company or any of its subsidiaries or affiliates or any of their respective stockholders any merger, business combination, restructuring, recapitalization or other transaction involving the Company to or with Parent to otherwise seek, alone or in concert with others, to control, change or influence the management, board of directors or policies of the Company or any of its subsidiaries or affiliates;

          (g) make any request or proposal to amend, waive or terminate any of the foregoing provisions or take any initiative with respect to the Company or any of its subsidiaries which could require the Company to make a public announcement regarding any such prohibited initiative referred to above, or

          (h) announce an intention to do, or enter into any arrangement or understanding with others to do, any of the actions restricted or prohibited under the foregoing provisions.

     The Company waived the Standstill Provisions with respect to the Offer and the Merger. In addition, in the Merger Agreement, the Company has agreed that, notwithstanding the Standstill Provisions and other provisions of the Confidentiality Agreement: (i) following any notification to Parent of a written proposal that permits the Company to negotiate with or furnish information to any third party in accordance with the Nonsolicitation Provisions (defined in 'The Merger Agreement -- Nonsolicitation Obligations and Exceptions' below), and until any transaction resulting from such proposal shall have either been consummated or the Company shall have received written notification that any such third party shall no longer seek to engage in such transaction with or involving the Company, Parent shall be entitled to propose or present to the Company any offer in response to such third party's offer, and (ii) if, from the date of the Merger Agreement until the effective time of the Merger, any third party shall announce its intention to commence, or shall commence, any tender offer to acquire Shares, Parent and Offeror shall be entitled to make any public announcement or proposal, or to take any other action it or they may deem appropriate, in response to such announcement or tender offer and which is consistent with their obligations under the Merger Agreement. See 'The Merger Agreement -- Nonsolicitation Obligations and Exceptions' below.

The Merger Agreement

     Commencement. The Merger Agreement provides for the commencement of the Offer not later than five business days after the execution of the Merger Agreement, provided that none of the Offer Conditions has occurred. Parent, Offeror and the Company are required to use all

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reasonable efforts to take all action as may be reasonably necessary or appropriate in order to effectuate the Offer and the Merger as promptly as possible and to carry out the transactions provided for or contemplated by the Merger Agreement.

     Merger. The Merger Agreement provides that, as soon as practicable after the approval and adoption of the Merger Agreement by the stockholders of the Company, to the extent required by Delaware law, and the satisfaction or waiver, if possible, of certain other conditions contained in the Merger Agreement, and in no event later than five business days after such satisfaction or waiver, Offeror (or another direct or indirect wholly owned subsidiary of Parent) will be merged with and into the Company, with the Company continuing as the surviving corporation (the 'Surviving Corporation') in the Merger under the corporate name it possesses immediately prior to the Effective Time. Notwithstanding the foregoing, the parties to the Merger Agreement have agreed that Offeror may revise the structure of the Merger (including merging the Company into Offeror or merging the Company with or into another direct or indirect wholly owned subsidiary of Parent) provided that any such restructuring does not adversely affect the stockholders of the Company or cause the Company to breach its representations and warranties under the Merger Agreement.

     Vote Required to Approve Merger. In the Merger Agreement, the Company has agreed, if a stockholder vote is required, to take all action necessary in accordance with the Delaware Law and its Certificate of Incorporation and By-laws to convene a meeting of its stockholders as promptly as practicable following consummation of the Offer for the purpose of considering and voting on the Merger. The Company, acting through the Board, has further agreed that if a stockholders' meeting is convened, the Board shall recommend that stockholders of the Company vote to approve the Merger, but that such recommendation may be withdrawn, modified or amended to the extent that the Board concludes, in good faith after consultation with its outside financial advisor, upon advice of outside legal counsel, that it is inconsistent with its fiduciary duties under applicable law not to do so. In the event that proxies are to be solicited from the Company's stockholders, the Company shall, if and to the extent requested by Offeror, use its reasonable efforts to solicit from stockholders of the Company proxies in favor of the Merger and shall take all other reasonable action necessary or, in the opinion of Offeror, helpful to secure a vote or consent of stockholders in favor of the Merger. At any such meeting, all of the Shares then owned by Offeror and by any of its subsidiaries, and all Shares for which the Company has received proxies to vote, will be voted in favor of the Merger. The Company has also agreed to postpone the holding of its Annual Meeting of Stockholders indefinitely pending consummation of the Merger unless the Company is otherwise required to hold such meeting by the Delaware Law.

     Conversion of Securities. At the Effective Time, each Share issued and outstanding immediately prior thereto (other than Shares held in the treasury of the Company or owned by Parent or any subsidiary of Parent, which shall automatically be cancelled and retired) will automatically be cancelled and extinguished and, other than Shares with respect to which appraisal rights are properly exercised, will be converted into and become a right to receive the Offer Price upon the surrender of the certificate formerly representing such Share. Each share of common stock of Offeror issued and outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of Offeror, the Company or the holders of Shares, be converted into and shall thereafter evidence one validly issued fully paid and nonassessable share of common stock of the Surviving Corporation.

     Treatment of Stock Options. In the Merger Agreement, the Company has agreed that, at the Effective Time, each holder of an outstanding option, warrant or other right to acquire Shares (collectively the 'Options'), whether granted under any employee or non-employee compensation plan, agreement or arrangement of the Company, and whether or not then vested, shall be cancelled, and the holders of fully vested Options shall be entitled to receive from the Surviving Corporation, in cancellation of such vested Options, an amount in cash equal to the excess, if any, of (a) the product of the number of Shares covered by such vested Options multiplied by the Offer Price, over (b) the product of the number of Shares covered by such vested Options multiplied by the per-Share exercise, purchase or conversion price payable upon exercise, purchase

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or conversion of such vested Options, subject to any required withholding taxes.
The Company has agreed in the Merger Agreement to take all action necessary to effectuate such provisions, including obtaining any necessary consents of the holders of the Options.

     Conditions to Obligations of All Parties to Merger Agreement. The obligations of each of the parties to effect the Merger are subject to the following conditions:

          (i) the Merger shall have been approved and adopted by the vote of the stockholders of the Company to the extent required by the Delaware Law;

          (ii) all waiting, review and investigation periods (and any extension thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Act shall have expired or been terminated;

          (iii) there shall have been no law, statute, rule or order, domestic or foreign, enacted or promulgated which would make consummation of the Merger illegal;

          (iv) no injunction or other order entered by a United States (state or federal) court of competent jurisdiction shall have been issued and remain in effect which would prohibit consummation of the Merger (but the parties shall use their reasonable efforts to cause any such injunction or order to be vacated or lifted); and

          (v) Parent, Offeror or their affiliates shall have purchased Shares validly tendered and not withdrawn pursuant to the Offer (but neither Parent nor Offeror may invoke that condition if Parent or Offeror has failed to purchase Shares so tendered and not withdrawn in violation of the Merger Agreement or the Offer).

     Conditions to Obligations of Offeror. Offeror shall not be required to continue the Offer or accept for payment, purchase or pay for any Shares tendered, or may postpone the acceptance, purchase or payment for Shares, or may amend (to the extent permitted by the Merger Agreement) or terminate the Offer
(1) if the Minimum Condition (as defined in the Merger Agreement) is not satisfied as of the expiration of the Offer, (2) if any applicable waiting, review and investigation periods under the Hart-Scott-Rodino Act in respect of the Offer shall not have expired or been terminated prior to the expiration of the Offer, or (3) if, at any time on or after October 31, 1999 and prior to the expiration date of the Offer (or, in respect of clause (viii) below concerning required governmental consents, the latest date permitted in accordance with Rule 14d-1(c) of the Exchange Act), any of the following events shall have occurred (each of paragraphs (i) through (viii) providing a separate and independent condition to Offeror's obligations pursuant to the Offer):

          (i) the Company or any subsidiary of the Company, or their respective Boards of Directors, shall have authorized, recommended or proposed, or shall have announced an intention to authorize, recommend or propose, or shall have entered into an agreement or agreement in principle with respect to, any merger, consolidation or business combination (other than the Merger), any acquisition or disposition of a material amount of assets or securities or any material change in its capitalization, or the Board shall have withdrawn or adversely modified (including by amendment to its Schedule 14D-9), or upon request of Offeror, failed to reaffirm its favorable recommendations with respect to the Offer and the Merger as provided in the Merger Agreement, or any corporation, entity, 'group' or 'person' (as defined in the Exchange Act), other than Parent or Offeror, shall have acquired beneficial ownership of 35% or more of the outstanding Shares;

          (ii) there shall have been any statute, rule, injunction or other order promulgated, enacted, entered or enforced by any court or governmental agency or other regulatory or administrative agency or commission, domestic or foreign (other than the routine application to the Offer, the Merger or other subsequent business combination of waiting, review and investigation periods under the Hart-Scott-Rodino Act):
     (a) making the purchase of some or all of the Shares pursuant to the Offer or the Merger illegal, or resulting in a material delay in the ability of Offeror to purchase some or all of the Shares, (b) invalidating or rendering unenforceable any material provision of the Merger Agreement,
     (c) imposing material limitations on the ability of Offeror effectively to acquire or hold or to exercise full rights of ownership of the Shares acquired by it, including but not limited to, the right to vote the Shares purchased by it on all matters properly presented to the stockholders of the Company, (d) imposing material limitations on the ability of any of Parent, Offeror, or the Company to continue effectively all or any material portion of its respective business as heretofore conducted or to continue to own or operate effectively all or any material portion of its respective assets as heretofore owned or operated, (e) imposing material limitations on the ability of Offeror to continue effectively all or any material portion of the business of the Company and its subsidiaries (taken as a whole) as previously conducted or to own or operate effectively all or any material portion of the assets of the Company and its subsidiaries (taken as a whole) as heretofore operated, or (f) to the effect that the Offer or the Merger is violative of any applicable law which would reasonably be expected to result in any of the consequences described in subclauses (a) through (e) above;

          (iii) there shall have been any law, statute, rule or regulation, domestic or foreign, enacted or promulgated that, directly or indirectly, results or may be anticipated to result in any of the consequences referred to in clause (ii) above, or any action, suit or proceeding shall have been commenced before any court or governmental or regulatory authority or body seeking to restrain, enjoin or otherwise prohibit the Offer, the Merger, or the completion of the transactions contemplated by the Merger Agreement;

          (iv) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or in the over the counter market in the United States for a period of in excess of six and one-half trading hours in any period of 24 consecutive hours (excluding suspensions resulting solely from physical damage or interference with such exchanges not related to market conditions), (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or any other event which might materially adversely affect, the extension of credit by banks or other lending institutions in the United States, or (iv) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

          (v) except as set forth in certain filings made by the Company with the Commission before October 31, 1999 or disclosed in schedules to the Merger Agreement, any change shall have occurred or be threatened which individually or in the aggregate has had or is continuing to have a Company Material Adverse Effect (as defined in the Merger Agreement);

          (vi) (i) any of the representations and warranties of the Company in the Merger Agreement shall not be true and correct in all respects as if made on the date of any determination thereunder except for those representations or warranties that address matters only as of a specified date or only with respect to a specified period of time which need only be true and accurate as of such date or with respect to such period; provided, however, any representation or warranty not qualified by 'material,' 'Company Material Adverse Effect,' a specified dollar limitation or the like need only be true and correct in all material respects on the date of any determination hereunder, or (ii) the Company shall have breached in any respect or shall not have performed in all respects each covenant and complied with each agreement to be performed and complied with by it under the Merger Agreement unless the Company gives prompt notice to Offeror of such breach or nonperformance, such breach or nonperformance is capable of being fully and completely cured at no more than an inconsequential cost or expense to the Company or its subsidiaries and such breach or nonperformance is so cured within three business days following such breach or nonperformance;

          (vii) the Company and Offeror shall have reached an agreement or understanding regarding termination of the Offer or the Merger Agreement shall have been terminated in accordance with its terms; or

          (viii) all governmental consents (including consents of foreign governmental entities) required to be obtained in connection with the purchase of Shares pursuant to the Offer shall not have been obtained or any governmental agency shall have announced an intention to seek to prohibit or interfere with the purchase of Shares pursuant to the Offer;

which, in the good faith judgment of Offeror, in any such case, and regardless of the circumstances giving rise to any such condition, make it inadvisable to proceed with acceptance for payment or purchase of or payment for the Shares.

     The foregoing conditions are for the sole benefit of Offeror and Parent and may be asserted by Offeror and Parent regardless of the circumstances giving rise to such conditions, or may be waived by Offeror in whole at any time or in part from time to time in their sole discretion. The failure by Offeror or Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time.

     Schedule 14D-9. In the Merger Agreement, the Company has agreed that simultaneously with, or as promptly as possible after, the commencement of the Offer, it will file with the Commission and promptly mail to its stockholders a Solicitation/Recommendation Statement on Schedule 14D-9 containing the recommendation of the Board that the Company's stockholders accept the Offer, tender their Shares in the Offer and, if applicable, approve the Merger Agreement and the Merger (and such recommendation shall not be withdrawn or adversely modified except by resolution of the Board adopted in the exercise of applicable fiduciary duties upon the advice of outside legal counsel and in accordance with the Merger Agreement).

     Board of Directors. The Merger Agreement provides that, promptly upon the payment for any Shares by Offeror pursuant to the Offer as a result of which Parent, Offeror or any of their affiliates beneficially own (excluding Shares held by the Company) at least a majority of the outstanding Shares, the Company shall increase the size of the Board to seven members and Offeror shall be entitled to designate members of the Board such that Offeror, subject to compliance with Section 14(f) of the Exchange Act, will have a number of representatives on the Board, rounded up to the next whole number, equal to the product obtained by multiplying seven by the percentage of Shares beneficially owned by Parent and any of its subsidiaries. The Company has agreed, upon the request of Offeror, to promptly increase the size of the Board to the extent permitted by the Certificate of Incorporation of the Company and/or use its best efforts to secure the resignations of such number of directors as is necessary to enable Offeror's designees to be elected to the Board of Directors and has agreed to use its best efforts to cause Offeror's designees to be so elected. Notwithstanding the foregoing sentence: (i) in the event that Offeror's designees are appointed or elected to the Board, until the Effective Time, the Board shall have at least one director who is a director on the date of the Merger Agreement and who is neither an officer of the Company nor a stockholder, affiliate or associate (within the meaning of federal securities laws) of Parent (any such directors, the 'Continuing Directors'), and (ii) if no Continuing Directors remain, the other directors shall designate one (1) person to fill one
(1) of the vacancies, who shall not be either an officer of the Company or a stockholder, affiliate or associate of Parent, and such person shall be deemed to be a Continuing Director. The Company has agreed, at its expense and at the request of Offeror, to take all actions necessary to effect any such election, including the mailing to its stockholders of the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, in form and substance reasonably satisfactory to Offeror and its counsel (but Parent and Offeror will supply to the Company, and be solely responsible for, any written information with respect to its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1).

     Parent has informed the Company that Parent currently intends to designate a majority of the directors of the Company following consummation of the Offer. Parent has informed the Company that Parent currently anticipates that Parent will designate some or all of Robert D. Johnson, Peter M. Kreindler, Steven R. Loranger, Donald J. Redlinger, James D. Taiclet and Richard F. Wallman, or such other persons listed on Annex 1 of the Offer to Purchase, as Parent shall determine, to serve as directors of the Company following consummation of the Offer.

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Offeror, including, but not limited to, representations and warranties relating to the Company's organization and qualification, the Company's subsidiaries, capitalization and authority to enter into the Merger Agreement and carry out the transactions contemplated thereby, required consents and approvals, Commission filings (including financial statements), the absence of certain material adverse changes or events since September 30, 1998, litigation, the material liabilities of the Company and its subsidiaries, environmental matters relating to the Company and its subsidiaries, employee benefit plans, labor matters, the documents supplied by the Company relating to the Offer, trademarks, patents and other intellectual property (including
Year 2000 issues), the payment of taxes, arrangements with financial advisors, the absence of product liability claims, the absence of related party transactions, relationships with suppliers and customers, and the absence of actions in violation of the Foreign Corrupt Practices Act of 1977, as amended. The Company has also represented that it has taken all action necessary to render Section 203 of the Delaware Law (see the discussion in Item 8 under the heading 'State Takeover Laws' below) inapplicable to the Offer, the Merger, the Merger Agreement and the Shareholders Agreement and the transactions contemplated thereby.

     Parent and Offeror have also made customary representations and warranties to the Company, including, but not limited to, representations and warranties relating to Parent and Offeror's organization and qualification, their authority to enter into the Merger Agreement and the Shareholders Agreement and consummate the transactions contemplated thereby, required consents and approvals, documents related to the Offer, the availability of sufficient financing to consummate the Offer, the absence of violations of any margin rules (see the discussion in Item 8 under the heading 'Federal Reserve Board Regulations' below), and the absence of any prior activities by Offeror.

     Conduct of Company's Business Pending the Merger. Pursuant to the Merger Agreement, the Company has agreed that, prior to the Effective Time, unless Offeror shall otherwise have agreed in writing or as otherwise contemplated or permitted by the Merger Agreement, the Company will do the following:

          (i) conduct the business of the Company and its subsidiaries only in, and maintain their facilities in, the ordinary course of business and consistent with past practice;

          (ii) use its commercially reasonable efforts to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

          (iii) use its commercially reasonable efforts, and cause its subsidiaries to use commercially reasonable efforts, to preserve intact their respective business organizations and goodwill, keep available the services of their current officers and employees as a group and maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with them;

          (iv) confer on a regular and frequent basis with representatives of Offeror to report financial matters and, to the extent not prohibited by applicable law, operational matters and the general status of ongoing operations;

          (v) notify Offeror of any emergency or other change in the normal course of the Company's or any of its subsidiaries' business or in the operation of the Company's or the subsidiaries' properties and of any governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) if such emergency, change, complaint, investigation or hearing has or would be reasonably likely to have, individually or in the aggregate, a material adverse effect, individually or in the aggregate, on the business, liabilities, revenues, operations, results of operations or financial condition of the Company and its subsidiaries, taken as a whole (a 'Company Material Adverse Effect') or would be material to any party's ability to consummate the transaction contemplated by the Merger Agreement; and

          (vi) postpone the holding of its Annual Meeting of Stockholders indefinitely pending consummation of the Merger unless otherwise required by the Delaware Law.

     The Company has also agreed pursuant to the Merger Agreement that, prior to the Effective Time, unless Offeror shall otherwise have agreed in writing or as otherwise contemplated or permitted by the Merger Agreement, it will not directly or indirectly do, or permit the occurrence of, any of the following:

          (i) issue, sell, pledge, dispose of or encumber (or permit any of its subsidiaries to issue, sell, pledge, dispose of or encumber) any shares of, or any options, warrants, conversion privileges or rights of any kind to acquire any shares of, any capital stock of the Company or any of its subsidiaries (other than shares issuable upon exercise of the outstanding (as of the date of the Merger Agreement) options to acquire Shares in accordance with their terms in effect on the date of the Merger Agreement);

          (ii) amend or propose to amend the Certificate or Articles of Incorporation or By-laws of the Company or any of its subsidiaries;

          (iii) split, combine or reclassify any outstanding Shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise with respect to the Shares (except the declaration and payment of dividends by a wholly owned subsidiary of the Company to its parent);

          (iv) redeem, purchase or acquire or offer to acquire (or permit any of its subsidiaries to redeem, purchase or acquire or offer to acquire) any Shares or other securities of the Company or any of its subsidiaries other than as contemplated by the Merger Agreement and other than for the repurchase by the Company, pursuant to existing agreements, of any outstanding Shares upon termination of any employment, director or consulting relationship with the Company;

          (v) enter into any material contract; or

          (vi) enter into or modify any agreement, commitment or arrangement with respect to any of the foregoing.

     Pursuant to the Merger Agreement, the Company has further agreed that, unless Offeror shall otherwise have agreed in writing or as otherwise contemplated or permitted by the Merger Agreement, the Company and its subsidiaries (including, in the case of clause (viii), any 'Company ERISA Affiliate,' as defined in Section 4.11 of the Merger Agreement) will not:

          (i) sell, pledge, lease, dispose of or encumber any material assets other than in the ordinary course of business consistent with past practice;

          (ii) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or enterprise or material assets thereof;

          (iii) incur any indebtedness for borrowed money or issue any debt securities for borrowings except in the ordinary course of business and consistent with past practice;

          (iv) guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person (other than a subsidiary of the Company or the Company) except in the ordinary course of business consistent with past practice and in amounts immaterial to the Company;

          (v) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

          (vi) enter into or modify any employment, severance or similar agreements or arrangements with, or grant any Options (or accelerate any Options), bonuses, salary increases, severance or termination pay to, any officers or directors;

          (vii) in the case of employees who are not officers or directors, take any action to grant or accelerate any Options, or take any other action other than in the ordinary course of business consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant or creation of any bonuses, salary increases, severance or termination pay, employment or similar agreements or with respect to any increase of benefits in effect on the date of the Merger Agreement;

          (viii) except as may be required by applicable law, adopt or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust fund or arrangement for the benefit or welfare of any employee;

          (ix) adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or reorganization;

          (x) make any material tax election or settle or compromise any material federal, state, local, or foreign tax liability, except in the ordinary course of business and consistent with past practice; or

          (xi) take any action which would render or which reasonably may be expected to render any representation or warranty made by the Company in the Merger Agreement untrue in any respect at any time prior to the Effective Time (or untrue in any material respect if such representation or warranty is not qualified by 'material,' 'Company Material Adverse Effect,' a specified dollar limitation or the like).

     In addition, the Company has agreed that it will not, unless Offeror shall otherwise have agreed in writing or as otherwise contemplated or permitted by the Merger Agreement: (i) call any meeting (other than as contemplated by the Merger Agreement) of its stockholders or waive or modify any provision of, or terminate any, confidentiality or standstill agreement entered into by the Company with any person or (ii) modify or accelerate the exercisability of any Options outstanding on the date of the Merger Agreement.

     Nonsolicitation Obligations and Exceptions. The Company has agreed in the Merger Agreement to immediately cease and terminate any existing activities, discussions or negotiations with any parties with respect to any acquisition of or sale of any equity interest in or substantial assets of the Company or any of its subsidiaries. Also, the Company has agreed (except as set forth below) that it will not, directly or indirectly, solicit, encourage, participate in or initiate discussions or negotiations with, or provide any information to, any other person other than Offeror or its affiliates or representatives (a 'third party') concerning any merger, consolidation, tender offer, exchange offer, sale of all or substantially all of the Company's assets, sale of shares of capital stock or similar business combination transaction involving the Company or any principal operating or business unit of the Company or its subsidiaries (an 'Acquisition Proposal').

     Notwithstanding the foregoing: (i) if, prior to Offeror owning a majority of the outstanding Shares, the Company receives an unsolicited, written indication of a willingness to make an Acquisition Proposal at a price per share which the Company reasonably concludes is in excess of the Offer Price, and the Company reasonably concludes in good faith, after consultation with its outside financial advisor, that the person delivering such indication is capable of consummating such an Acquisition Proposal, then the Company may provide access to information concerning the Company's business, properties or assets to any such person pursuant to an appropriate confidentiality agreement and the Company may engage in discussions related thereto, and (ii) the Company may participate in and engage in discussions and negotiations with any person meeting the requirement set forth in clause (i) above in response to a written Acquisition Proposal if the Company concludes in good faith, after consultation with its outside financial advisor, upon advice of its legal counsel, that the failure to engage in such discussions or negotiations is inconsistent with the fiduciary duties of its Board of Directors to its stockholders under applicable laws, and the Company receives from the person making an Acquisition Proposal an executed confidentiality agreement the terms of which are (without regard to the terms of the Acquisition Proposal) (A) no less favorable to the Company, and (B) no less restrictive to the person making the Acquisition Proposal, than those contained in the Confidentiality Agreement.

     Also, in the event that, after the Company has received a written Acquisition Proposal (without breaching its obligations under clause (i) or (ii) above) but prior to Offeror beneficially owning a majority of the outstanding Shares, the Board concludes in good faith, after consultation with its outside financial advisor, upon advice of its legal counsel, that it is inconsistent with its fiduciary duties under applicable law not to do so, the Company may concurrently with the payment of the Termination Fee (defined below under 'Expenses; Termination Fee') do any or all of the following: (x) withdraw or modify the Board's recommendation of the Merger or the Merger Agreement,
(y) approve or recommend an Acquisition Proposal, subject to the relevant provisions of the Merger Agreement, and (z) terminate the Merger Agreement.

     The Company has agreed promptly (but in any event within two days) to advise Parent in writing of any Acquisition Proposal or any inquiry regarding the making of an Acquisition Proposal including any request for information, the material terms and conditions of such request, Acquisition Proposal or inquiry and the identity of the person making such request, Acquisition Proposal or inquiry and thereafter to keep Parent reasonably informed, on a current basis, of the status and material terms of such proposals and the status of such negotiations or discussions, providing copies to Parent of any Acquisition Proposals made in writing. The Company has also agreed to provide Parent with one business day advance notice of, in each and every case, its intention to provide any information to, or enter into any confidentiality agreement with, any person or entity making any such inquiry or proposal, and the Company has agreed to provide Parent with three business days advance notice of, in each and every case, its intention to enter into any other agreement with any person or entity making any such inquiry or proposal.

     Notwithstanding the provisions of the Confidentiality Agreement: (i) following any notification to Parent of a written proposal that permits the Company to negotiate with or furnish information to any third party in accordance with the foregoing provisions, and until any transaction resulting from such proposal shall have either been consummated or the Company shall have received written notification that any such third party shall no longer seek to engage in such transaction with or involving the Company, Parent shall be entitled to propose or present to the Company any offer in response to such third party's offer, and (ii) if, from the date of the Merger Agreement until the Effective Time, any third party shall announce its intention to commence, or shall commence, any tender offer to acquire Shares, Parent and Offeror shall be entitled to make any public announcement or proposal, or to take any other action it or they may deem appropriate, in response to such announcement or tender offer and which is consistent with their obligations under the Merger Agreement.

     The Merger Agreement provides that its does not prohibit the Company and its Board of Directors from taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making such disclosure to the Company's stockholders or otherwise which, in the judgment of the Board upon advice of legal counsel, is required under applicable law or rules of any stock exchange.

     The Company has agreed not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party and to use its best efforts to enforce any such agreements at the request of and on behalf of Parent. The Company also will promptly request each person or entity which has executed, within 12 months prior to the date of the Merger Agreement, a confidentiality agreement in connection with its consideration of acquiring the Company to return or destroy all confidential information furnished to such person or entity by or on behalf of the Company.

     The provisions discussed in the preceding seven paragraphs are referred to herein below as the 'Nonsolicitation Provisions.'

     Indemnification; Settlement of Stockholder Claims. The parties to the Merger Agreement have agreed that, for a period of six years after Parent or Offeror acquires a majority of the Shares, the Certificate of Incorporation of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification that are set forth in Articles VIII and IX of the Certificate of Incorporation of the Company. Also, the Surviving Corporation shall maintain in full force and effect, for a period of at least six years from the Effective Time, directors' and officers' liability insurance comparable to the Company's current policy but only to the extent obtainable at a cost of no more than 100% greater than the cost of such policy (and, if not so obtainable, the

Surviving Corporation shall obtain what it believes in good faith constitutes the best available insurance at such price level).

     The Company has agreed not to settle or compromise any claim brought by any present, former or purported holder of any securities of the Company in connection with the Merger prior to the Effective Time without the prior written consent of Offeror.

     Existing Employment Agreements and Benefits. The Merger Agreement provides that Parent will cause the Surviving Corporation to honor all employment, consulting, termination and severance agreements in effect prior to the date of the Merger Agreement between the Company or any of its subsidiaries and any current or former officer, director, consultant or employee of the Company. Also, the parties to the Merger Agreement have agreed to certain provisions to provide for the continued coverage of the employees of the Company and its subsidiaries under benefits plans.

     Consents; Audit; Access to Information. In the Merger Agreement, the Company has agreed to use its best efforts to obtain, without the payment of any fee or compensation, certain consents to the Offer, the Merger, and the transactions contemplated by the Merger Agreement. The Company has also agreed to use reasonable commercial efforts to have Arthur Andersen LLP complete its audit of the Company's consolidated financial statements for the fiscal year ended September 30, 1999 as promptly as practicable, and to give Parent and Offeror reasonable access to such audit work papers and audit staff, as well as (subject to the provisions of the Confidentiality Agreement and to the extent not prohibited by applicable law) to any other books, records and personnel of the Company as may be reasonably requested.

     Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether prior to or after approval by the stockholders of the Company:

          (a) by mutual consent of the Boards of Directors of Parent and the Company;

          (b) by either Offeror or the Company if the Offer shall not have been consummated on or before the Termination Date; provided, however, that a party shall not be entitled to terminate the Merger Agreement pursuant to such provision if such party is in material breach of its obligations under the Merger Agreement; provided, further, that if the Offer shall not have been consummated on or before the Termination Date solely as a result of the failure of any waiting, review and investigation period (and any extension thereof) applicable to the consummation of the Offer or the Merger under the Hart-Scott-Rodino Act to expire or terminate or failure to obtain required governmental consents of, the Termination Date shall, in the sole discretion of Offeror, be extended to a date that is up to 60 business days from the date the Offer is commenced;

          (c) by Offeror if the Board shall have withdrawn or adversely modified (or, upon the written request of Offeror, failed to reaffirm within three business days; provided that no such additional request may be made during such three business day period) its recommendations to the stockholders of the Company to approve the Offer and the Merger;

          (d) by Offeror if the Offer terminates or expires on account of the occurence of any of the Offer Conditions, without Offeror having purchased any Shares thereunder;

          (e) by the Company if (i) the Offer shall not have been commenced substantially in accordance with the relevant provisions of the Merger Agreement, or (ii) the Offer shall have expired or been terminated without any Shares having been purchased thereunder, or (iii) a tender offer for Shares is commenced by a person or entity, or the Company receives an Acquisition Proposal, any of which the Board determines, in the exercise of its fiduciary duties and subject to compliance with the Nonsolicitation Provisions, makes necessary or advisable the termination of the Merger Agreement; provided that the Nonsolicitation Provisions and the provisions described below under 'Expenses; Termination Fee' (the 'Expense Provisions') shall survive any such termination of the Merger Agreement; or

          (f) by Offeror if any action, suit or proceeding is commenced or overtly threatened against Parent or Offeror or the Company, before any court or governmental or regulatory authority or body, seeking to restrain, enjoin, or otherwise prohibit the Offer, the Merger, or the completion of any of the other transactions contemplated by the Merger Agreement; provided that the Nonsolicitation Provisions and the Expense Provisions shall survive any such termination of the Merger Agreement.

     If the Merger Agreement is so terminated, Offeror shall terminate the Offer, if still pending, without purchasing any Shares thereunder, and the Merger Agreement will become void and there will be no liability or further obligation on the part of Parent, Offeror or the Company or their respective stockholders, officers or directors, except (i) as described under clauses
(e) and (f) above, under the Nonsolicitation Provisions, under the Expense Provisions, and with respect to certain confidentiality obligations, and
(ii) to the extent that such termination results from the breach by a party of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement; provided, however, that if Parent has received the Termination Fee, Parent shall not assert or pursue in any manner, directly or indirectly, any claim or cause of action against the Company or any of its officers or directors based in whole or in part upon its or their receipt, consideration, recommendation or approval of an Acquisition Proposal or the exercise of the right of the Company to terminate the Merger Agreement under clause (e) above as long as the Company complied in all material respects with the Nonsolicitation Provisions.

     Expenses; Termination Fee. The Merger Agreement provides that the Company will pay Parent, upon demand, $5,500,000 (the 'Termination Fee'), to compensate Parent and Offeror for taking actions to consummate the Merger Agreement, to reimburse them for the time and expense relating thereto and for other direct and indirect costs in connection with the transactions contemplated by the Merger Agreement, upon the following events:

          (i) the termination of the Merger Agreement by the Company pursuant to the Nonsolicitation Provisions or pursuant to clause (e)(iii) above;

          (ii) the termination of the Merger Agreement by Offeror pursuant to clause (c) above;

          (iii) the termination of the Offer by Offeror pursuant to clause (i) under 'Certain Conditions to Offeror's Obligations' above; or

          (iv) the termination of the Merger Agreement pursuant to its terms for any reason other than a material breach by Parent or Offeror if within six months thereafter either (x) a definitive agreement is entered into between the Company and any third party for the acquisition or disposition of all or substantially all of the assets of the Company, or securities of the Company constituting (or convertible into) 35% or more of the Shares outstanding on the date of the Merger Agreement, or for a merger, consolidation or other reorganization of the Company, at a price equivalent to a price per Share in excess of $9.50 and such transaction is closed concurrently therewith or at any time thereafter, or (y) any person or 'group' (as that term is used in Section 13(d)(3) of the Exchange Act) other than Offeror or any affiliate of Offeror acquires beneficial ownership of 35% or more of the outstanding Shares.

     Also, in the event that, after the Company has received a written Acquisition Proposal (without breaching certain Nonsolicitation Provisions) but prior to Offeror beneficially owning a majority of the outstanding Shares, the Board concludes in good faith, after consultation with its outside financial advisor, upon advice of its legal counsel, that it is inconsistent with its fiduciary duites under applicable law not to do so, the Company may, concurrently with the payment of the Termination Fee, do any or all of the following: (x) withdraw or modify the Board's recommendation of the Merger or the Merger Agreement, (y) approve or recommend an Acquisition Proposal, subject to the relevant provisions of the Merger Agreement, or (z) terminate the Merger Agreement.

     The Merger Agreement further provides that, in addition to any damages caused by conduct that constitutes a breach under the Merger Agreement by Parent, Offeror or the Company, the breaching parties, jointly and severally, will pay to the nonbreaching parties all costs and expenses (including attorneys' fees and expenses) it incurs in connection with its enforcement of its rights under the Merger Agreement.

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     Consent of Continuing Directors to Termination, Modification, Amendment or
Waiver. Notwithstanding anything in the Merger Agreement to the contrary, if Offeror's designees are elected to the Board, after the acceptance for purchase of Shares pursuant to the Offer and prior to the Effective Time the affirmative vote of a majority of the Continuing Directors will be required (i) to amend or terminate the Merger Agreement on behalf of the Company, (ii) to amend the Company's Certificate of Incorporation or By-laws, (iii) to exercise or waive any of the Company's rights or remedies under the Merger Agreement, (iv) to extend the time for performance of Parent or Offeror's obligations under the Merger Agreement, (v) to take any other action by the Company in connection with the Merger Agreement required to be taken by the Board.

The Shareholders Agreement

     Agreement to Tender Shares. On October 31, 1999, Parent and Offeror entered into the Tender and Option Agreement (the 'Shareholders Agreement') with P. Quentin Bourjeaurd and Charles Balchunas, each of whom is an officer and director of the Company (the 'Subject Stockholders'). The Shareholders Agreement applies with respect to the Shares now beneficially owned by Messrs. Bourjeaurd and Balchunas (1,459,447 Shares and 136,522 Shares, respectively), any Shares either such person may acquire pursuant to the exercise of Options (1,534,022 Shares and 602,276 Shares, respectively), and any Shares of which either such person may later acquire beneficial ownership by any means (collectively, the 'Subject Shares'). Each Subject Stockholder has agreed to tender and sell in the Offer all of the then outstanding Subject Shares.

     Voting. Each Subject Stockholder has generally agreed to cause its Subject Shares to be present or absent at stockholders meetings as directed by Parent or Offeror, and has appointed Parent and Offeror, or any nominee thereof, as his attorney and proxy to vote the Subject Shares, in each case (i) in favor of the Merger and the Merger Agreement and (ii) against any Acquisition Proposal (other than the Merger), any actions which would result in a breach of the Merger Agreement, or any actions which are intended or could be expected to adversely affect the Offer and the related agreements.

     Grant of Purchase Option. The Subject Stockholders have also granted to Parent and Offeror an irrevocable option (the 'Purchase Option') to purchase for cash at the Offer Price, any or all of the Subject Shares, including, without limitation, by requiring the Subject Stockholder to exercise any or all Options (to the extent exercisable and convertible, and other than Options with exercise or conversion prices above the Offer Price) and tender the shares of Company Common Stock acquired pursuant to such exercise or conversion into the Offer or sell such shares of Company Common Stock to Parent or Offeror. At the request of the Subject Stockholder following receipt of an exercise notice, Parent or Offeror shall advance to such Subject Stockholder an amount in cash equal to the aggregate per share exercise price of the Options to be exercised pursuant to the exercise notice. The Purchase Option may be exercised by Parent or Offeror, in whole or in part, at any time or from time to time after the occurrence of any 'Trigger Event,' meaning any of the following: (i) the Merger Agreement becomes terminable under circumstances that entitle Parent or Offeror to receive the Termination Fee (regardless of whether the Merger Agreement is actually terminated and whether such Fee is actually paid) or (ii) the Offer is consummated but, due solely to the failure of the Subject Stockholder to validly tender its Subject Shares, Parent has not accepted for payment or paid for all of such Shares.

     Conditions. The obligations of the Subject Stockholders to sell Subject Shares under the Shareholders Agreement is subject to the following conditions:
(i) all applicable waiting periods, if any, under the Hart-Scott-Rodino Act have expired or been terminated; (ii) all applicable consents, approvals, orders or authorizations of, or registrations, declarations or filings with, any court, administrative agency or other governmental entity, if any, have been obtained or made; and (iii) no preliminary or permanent injunction or other order by any court of competent jurisdiction prohibiting or otherwise restraining such sale or acquisition is in effect.

     Restrictions on Transfer. Each Subject Stockholder has generally agreed not to tender into any other tender or exchange offer or otherwise transfer or encumber any interest in the Subject

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

Shares, not to enter into any voting arrangements with respect to the Subject Shares, and not to exercise any appraisal rights with respect to the Subject Shares in connection with the Merger. Each Subject Stockholder may, however, transfer Subject Shares to certain affiliates, family members and family trusts, as well as organizations qualifying under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, but in each case only if the transferee agrees to be bound by the Shareholders Agreement.

     No Solicitation. Other than to the extent permitted in the stockholder's capacity as an officer or director of the Company as permitted in the Merger Agreement or consistent with his fiduciary duties, each Subject Stockholder has agreed not to initiate, solicit, encourage or otherwise facilitate any inquiries or the making or submission of any Acquisition Proposal, and to promptly advise Parent of any Acquisition Proposals.

     Termination. The Shareholders Agreement will terminate with respect to a Subject Stockholder upon the purchase of all his Subject Shares in the Offer. Otherwise, the Shareholders Agreement will terminate upon the earliest of the following: (i) the Effective Time; (ii) the termination of the Merger Agreement in accordance with its terms other than upon, during the continuance of, or after, a Trigger Event or an event which could lead to a Trigger Event (as provided above under 'The Merger Agreement -- Expenses; Termination Fee'); or
(iii) 180 days following the earlier of (x) any termination of the Merger Agreement upon, during the continuance of or after a Trigger Event or
(y) termination of the Merger Agreement under circumstances that could lead to a Trigger Event (as provided above under 'The Merger Agreement -- Expenses; Termination Fee' above) (or if, at the expiration of such 180 day period the Purchase Option cannot be exercised by reason of any applicable judgment, decree, order, injunction, law or regulation, five (5) business days after such impediment to exercise has been removed or has become final and not subject to appeal).

     Representations and Warranties; Covenants. Under the Shareholders Agreement, each of the Subject Stockholders has made customary representations and warranties to Parent and Offeror, including with respect to (i) his beneficial ownership of the Subject Shares free of undisclosed encumbrances,
(ii) the Subject Shares constituting all securities in the Company beneficially owned by such Subject Stockholder, (iii) the Subject Stockholder not having rights to acquire any other securities of the Company, (iv) the absence of voting restrictions on the Subject Shares, (v) the Subject Stockholder's due execution and delivery of the Shareholders Agreement, (vi) the legal, valid and binding effect of the Shareholders Agreement, (vii) the absence of certain violations, breaches, defaults, lien creations and other events arising by virtue of the Shareholders Agreement under existing agreements, court orders, laws and the like, (viii) the absence of any investment banker or other intermediary requiring a fee, and (ix) the acknowledgment of Parent and Offeror's reliance on such representations and warranties.

     Each of Parent and Offeror has also made customary representations and warranties under the Shareholders Agreement, including with respect to (i) its authority to enter into and perform its obligations under the Shareholders Agreement, (ii) its due execution and delivery by of the Shareholders Agreement,
(iii) the legal, valid and binding effect of the Shareholders Agreement,
(iv) the transfer of the Subject Shares upon exercise of the Purchase Option only in compliance with the Securities Act, and (v) the absence of certain violations, breaches, defaults, lien creations and other events arising by virtue of the Shareholders Agreement under existing agreements, court orders, laws and the like.

     All representations and warranties in the Shareholders Agreement will survive for 12 months after the termination thereof. A copy of the Shareholders Agreement is filed as Exhibit L hereto and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation of the Board of Directors. On October 31, 1999, the Board by the unanimous vote of all directors, (i) approved the Offer and the Merger, and (ii) determined that the terms of the Merger Agreement and the Offer are fair to and advisable and in the best interests of the Company and its stockholders. The Board recommends to the Company's

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

stockholders that they accept the Offer and tender their Shares to Offeror in response to the Offer.

     (b) Background of the Offer; Reasons for Recommendation.

     Background

     At the request of Parent, on March 31 and April 1, 1999, P. Quentin Bourjeaurd, Chairman, President and Chief Executive Officer of the Company, met with Thomas Schmidt, former Vice President and General Manager, Hardware Product Group, and Ricardo Navarro, Director, Corporate Strategic Planning, of Parent, in Dallas, Texas. They were joined by James Taiclet, President, Aerospace Services, on April 1, 1999. The parties discussed the Company's willingness to explore possible strategic alternatives involving Parent. The parties concluded the meeting by determining that they should pursue further discussions.

     On April 2, 1999, the Board met and discussed the possibility of an acquisition of the Company by Parent and authorized management to retain Goldman, Sachs & Co. ('Goldman Sachs') as financial advisor, and Weil, Gotshal & Manges LLP ('Weil Gotshal') as counsel, to the Company.

     On April 5, 1999, Parent and the Company executed a Confidentiality Agreement, which required each party and its representatives to maintain the confidentiality of certain information provided to them by or on behalf of the other party, and which also included customary standstill provisions entered into by Parent with respect to the Company.

     On April 9, 1999, the Board met and discussed a possible acquisition of the Company by Parent with representatives of Weil Gotshal and Goldman Sachs who were in attendance.

     On April 23, 1999, the Board met and was given an update by Mr. Bourjeaurd, the Chairman, regarding a possible acquisition by Parent and the directors requested that management provide the Board with regular reports concerning the status of the negotiations. From and after the end of April, Mr. Bourjeaurd was in regular contact with individual members of the Board updating them on developments.

     On May 5, 1999, Mr. Taiclet and James Gelly, currently Vice President and Treasurer of Parent, telephoned Mr. Bourjeaurd to express Parent's continued willingness to explore Parent's possible acquisition of the Company. Messrs. Taiclet and Gelly requested that the Company provide Parent with preliminary information regarding the Company's business and operations. They further stated that Parent would review that information and contact the Company regarding its willingness to make a proposal. Mr. Bourjeaurd agreed to Parent's request to conduct due diligence. On May 13, 1999, Goldman Sachs forwarded additional due diligence materials to Parent.

     In early June 1999, Mr. Taiclet called Mr. Bourjeaurd and requested permission for Parent to conduct further due diligence on the Company. On June 17 and 18, 1999, representatives of Parent met with representatives of the Company in Dallas to conduct an on-site and off-site review of the Company's business and operations. During the course of such review, the Company provided Parent with financial forecasts for the remainder of fiscal year 1999 (including lower than previously forecasted earnings for the third quarter) as well as fiscal years 2000 and 2001.

     On June 22, 1999 the Company announced that results for the third quarter of fiscal 1999 would be disappointing due to the slower than expected ramp up of major just-in-time agreements, increased costs associated with several of such agreements and the timing of the realization of the anticipated benefits of the Company's integration of Standard Parts & Equipment Corp., acquired by the Company in March 1999.

     On June 23, 1999, Mr. Taiclet and Mr. Bourjeaurd met in Phoenix, Arizona. At that meeting, Mr. Taiclet indicated that, based upon Parent's due diligence to date, and subject to further due diligence, Parent would be willing to consider a possible acquisition of the Company at a price around $10 per Share. Mr. Bourjeaurd stated that the Company was unwilling to pursue further discussions on that basis. Promptly thereafter, the Company requested that Parent return or destroy all due diligence materials previously furnished to them.

     On July 22, 1999 the Company announced its third quarter results. On July 23, 1999, the Board had its quarterly meeting at which Mr. Bourjeaurd advised the Board of the Company's termination of its negotiations with Parent.

     In mid September, 1999, Robert Johnson, President and Chief Executive Officer of AlliedSignal Aerospace, spoke with Brian Barents, an outside director of the Company, and indicated that Parent might have a willingness to renew discussions. Mr. Bourjeaurd called Mr. Taiclet on September 21, 1999, and inquired as to whether Parent was interested in resuming discussions concerning a possible business combination between the Company and Parent. Mr. Taiclet indicated that he was willing to meet with Mr. Bourjeaurd.

     On September 24, 1999, the Board met. At that meeting, Mr. Barents reported to the Board on the impending resumption of negotiations with Parent. At the invitation of the Board, representatives of Deutsche Banc Alex. Brown made a presentation concerning the status of the industry. The Board was also apprised of the Company's preliminary estimates of the results of operations for the fourth quarter, which were significantly below the Company's expectations for the same period.

     On October 1, 1999, Mr. Taiclet met with Mr. Bourjeaurd in Dallas. During that meeting, Mr. Taiclet expressed Parent's willingness to consider a possible acquisition of the Company at a price of $8.50 to $11 per share, subject to Parent's completion of its due diligence review, including a review of the Company's revised financial forecasts.

     On October 7, 1999, the Board met and Mr. Bourjeaurd reported on the developments in discussions with Parent.

     On October 12, 1999, Mr. Bourjeaurd and Douglas Childress, Chief Financial Officer of the Company, together with representatives of Goldman Sachs, met in Phoenix with Jeffrey Reichard, Vice President and General Manager, Hardware Product Group, and other representatives of Parent. The Company reviewed with Parent its estimated financial results for fiscal year 1999 and revised financial forecasts for fiscal years 2000 and 2001. Also at that meeting, Parent provided the Company with additional due diligence requests. Mr. Bourjeaurd requested that Parent express a more specific price range for the Company's shares prior to the Company permitting Parent to complete its due diligence review.

     In a series of telephone calls on October 19, 1999, Mr. Taiclet advised Mr. Bourjeaurd that Parent was interested in acquiring the Company at a price range of $8.50 to $9.50 per Share, subject to its satisfactory completion of its remaining due diligence. Mr. Bourjeaurd agreed to permit Parent to proceed with its due diligence review. Mr. Bourjeaurd also updated various outside directors of the Company telephonically on the developments with Parent.

     From October 26 through October 29, 1999, Parent continued its due diligence review of the Company, and at Parent's request the Company provided Parent with revised financial forecasts for fiscal years 2000 and 2001, as well as a copy of its unaudited results for fiscal year 1999. Also during that period, representatives of Parent and the Company met in person in Dallas and engaged in telephonic discussions to negotiate the terms of the Merger Agreement and the Shareholders Agreement and, at the request of Parent, an amendment to Mr. Bourjeaurd's employment agreement (the 'Employment Agreement Amendment').

     Late Friday afternoon, October 29, 1999, representatives of Parent conveyed to Mr. Bourjeaurd a proposal of $9.50 per Share subject to the completion of remaining due diligence which Parent expected to complete by October 31, 1999.

     In the evening of October 29, 1999, the Board met to review the negotiations with Parent. The Chairman updated the Board. The Board discussed the developments with representatives of Weil Gotshal and Goldman Sachs who were in attendance.

     On the afternoon of Sunday, October 31, 1999, Parent completed its due diligence review of the Company and Mr. Taiclet and Martin Cohen (Vice President, Corporate Development, of Parent) called Mr. Bourjeaurd and stated that Parent was willing to acquire the Company at a price of $9.50 per Share in cash, subject to the satisfactory completion of definitive documentation.

During the evening of October 31, 1999, the Board met with representatives of Goldman Sachs and Weil Gotshal to review the status of the negotiations with Parent. Representatives of Weil Gotshal advised the Board regarding certain legal matters, including their fiduciary duties with respect to Parent's proposal, and reviewed with the Board the terms of the latest draft of the Merger Agreement, the Shareholders Agreement and the Employment Agreement Amendment. Representatives of Goldman Sachs summarized their financial analysis and orally advised the board of Goldman Sachs' opinion (which was subsequently confirmed in writing) to the effect that, as of October 31, 1999, and based upon and subject to the assumptions and other matters set forth therein, the $9.50 per Share in cash to be received by the holders of Shares (other than Parent or any subsidiary thereof) in the Offer and the Merger was fair from a financial point of view to the holders of such Shares. After questions to the representatives of both Weil Gotshal and Goldman Sachs and extensive discussions, the Board voted unanimously to approve the Offer, the Merger and the Merger Agreement and to recommend that all of the stockholders of the Company tender their Shares pursuant to the Offer.

     Following such approval, the representatives of Parent and the Company concluded their negotiations of such definitive documentation. The Merger Agreement, the Shareholders Agreement and the Employment Agreement Amendment were executed and delivered late in the evening of October 31, 1999. In the morning of November 1, 1999, the Company and Parent announced in a press release the execution of the Merger Agreement.

     Reasons for the Recommendation; Fairness of the Offer

     In making the determination and recommendations described in paragraph 4(a), the Board considered the matters referred to above in this paragraph 4(b) in addition to several other factors including, without limitation, the following:

           1. The alternatives available to the Company in light of the consideration proposed for the Shares pursuant to the Offer and the Merger, including continuing to maintain the Company as an independent company.

           2. The financial condition, results of operations and prospects of the Company, which helped the directors determine the appropriateness of a sale of the Company at the price offered at this time.

           3. Current financial market conditions and the historical market price and trading information with respect to the Shares and the fact that the $9.50 per Share price to be paid in the Offer represented (a) a premium of approximately 43.4% over the $6.63 closing price for the shares on the New York Stock Exchange on October 29, 1999, the last trading day prior to the public announcement of the execution of the Merger Agreement, and (b) a premium of approximately 59.4% over the average price of the Shares over the previous twenty trading days.

           4. The possibility that the consideration the Company's stockholders might obtain in a future transaction, or through continued ownership of shares in an independent TriStar Aerospace Co., would likely be less advantageous than the consideration they would receive pursuant to the Offer, because of the Company's failure to meet earnings expectations for the third and fourth fiscal quarters of 1999 and the uncertainty concerning whether the Company would be able to improve its performance in fiscal year 2000.

           5. The structural features of the Offer and the Merger providing for a prompt cash tender offer for all outstanding Shares to be followed by a merger for the same consideration, and that the Offer and Merger are not subject to any financing condition, thereby enabling stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time.

           6. The history of the negotiations between the Company and its representatives and Parent and its representatives, including the Company's belief that Parent would not further increase the price of the Offer or improve the terms of the Offer, and,

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               accordingly, $9.50 per Share was, in the opinion of the Board, the highest price that could be obtained from Parent at the time.

           7. Parent's financial resources and its ability to meet its obligations under the Merger Agreement.

           8. The effect of the provision in the Merger Agreement that, without the consent of the Company, no change in the Offer may be made by Parent or Purchaser which (i) decreases the $9.50 per Share payable in the Offer, (ii) reduces the maximum number of Shares to be purchased in the offer, (iii) imposes conditions to the Offer in addition to those set forth in the Merger Agreement,
               (iv) changes any Offer Condition or amends any other term of the Offer if any such change or amendment would be adverse, in any respect, to the holders of Shares (other than Parent or Offeror),
               (v) except under limited circumstances, extends the Offer if the Offer Conditions were satisfied or (vi) amends or waives the Minimum Condition.

           9. The fact that, pursuant to the Merger Agreement, the Company is not prohibited from responding to any unsolicited requests for information, and may participate in discussions and negotiate with the entity or group making such request, concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company, and potentially may terminate the Merger Agreement, if such entity or group submits a written proposal to the Company relating to any such transaction and meets certain procedural requirements and the Board concludes in good faith, after consultation with its outside financial advisor, upon advice of its legal counsel, that the failure to engage in such discussions or negotiations is inconsistent with the fiduciary duties of the Board to its stockholders under applicable laws.

          10. The oral opinion of Goldman Sachs, which was later confirmed in a written opinion dated October 31, 1999, to the effect that, as of such date, the $9.50 per Share in cash to be received by the holders of Shares (other than Parent or any subsidiary thereof) in the Offer and the Merger was fair from a financial point of view to holders of such Shares. The full text of Goldman Sachs' written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with such opinion, is filed as Exhibit N hereto and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF GOLDMAN SACHS CAREFULLY AND IN ITS ENTIRETY.

     The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material factors considered by the Board in reaching its conclusions and recommendations. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Board considered in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby (including the Offer), the Board did not find it practicable to assign relative weights to the foregoing factors and, accordingly, the Board did not do so. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company retained Goldman Sachs to act as the Company's financial advisor with respect to the matters referenced in Item 4 of this Schedule 14D-9. Pursuant to the terms of the engagement letter, dated April 30, 1999, between Goldman Sachs and the Company (the 'Engagement Letter'), the Company agreed to pay to Goldman Sachs, in consideration of its services, a transaction fee equal to 1.125% of the aggregate consideration (as defined in the Engagement Letter) paid in a transaction in which 50% or more of the outstanding common stock or the assets of the Company is acquired in one or a series of transactions, including, but not limited to, private or open market purchases of stock, a tender offer, a merger or a sale by the

Company of its stock or assets. The Company also agreed to reimburse Goldman Sachs for its reasonable out-of pocket expenses, including attorneys' fees and disbursements, and to indemnify Goldman Sachs and related persons against certain liabilities, including liabilities under the Federal securities laws.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Share Transactions in the Last 60 Days. During the past 60 days, no transactions in Shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except as set forth in Item 3(b)(1) under the heading 'Stock Options' above.

     (b) Intent to Tender. See Item 3(b)(2) under the heading 'The Shareholders Agreement.'

     To the best of the Company's knowledge, each of the Company's executive officers not named above presently intend to tender to Offeror, pursuant to the Offer, all Shares of which he is the record or beneficial owner, and each other officer, director and affiliate of the Company presently intends to tender to Offeror, pursuant to the Offer all of which he is the record or beneficial owner.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Certain Negotiations. Except as set forth herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in: (1) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (2) a purchase, sale or transfer a purchase, of a material amount of assets by the Company or any subsidiary of the Company, (3) a tender offer for or other acquisition of securities by or of the Company or (4) any material change in the present capitalization or dividend policy of the Company.

     (b) Certain Transactions. Except as described in Item 3(b) and Item 4 of this Schedule 14D-9, there are no transactions, board restrictions, agreements in principle, or signed contracts which relate or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL ITEMS TO BE FURNISHED

     Short-form Merger. Under the Delaware Law, if Offeror acquires, pursuant to the Offer, at least 90% of the outstanding Shares, Offeror will be able to approve the Merger without a vote of the Company's stockholders. In such event, Parent and Offeror anticipate that they will take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company's stockholders. If, however, Offeror does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under the Delaware Law, a significantly longer period of time would be required to effect the Merger. Pursuant to the Merger Agreement, the Company has agreed to take all action necessary under the Delaware Law and its Certificate of Incorporation and By-laws to convene a meeting of its stockholders promptly following consummation of the Offer to consider and vote on the Merger, if a stockholders' vote is required.

     Except as set forth in this Item 8, the Company is not aware of any approval or other action by any governmental or administrative agency which would be required for the acquisition or ownership of Shares by Offeror as contemplated herein. However, each of the Company, Offeror and Parent, together with its advisors, is currently reviewing whether any approval or other action will be required by any governmental or administrative agency of any foreign country in connection with the Offer and the Merger. Should any such approval or other action (whether foreign or domestic) be required, it will be sought, but Offeror has no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to Offeror's right to decline to purchase Shares if any of the Offer conditions, shall not have occurred. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that adverse consequences might not result to the Company's business or that certain parts of the Company's business might not have to be disposed of if any such approvals were not obtained or other action taken.

     Antitrust. The Hart-Scott-Rodino Act provides that the acquisition of Shares by Offeror may not be consummated unless certain information has been furnished to the Division (the 'Division') and the Federal Trade Commission ('FTC') and certain waiting period requirements have been satisfied. The rules promulgated by the FTC under the Hart-Scott-Rodino-Act require the filing of a Notification and Report Form (the 'Form') with the Division and the FTC and that the acquisition of Shares under the Offer may not be consummated earlier than 15 days after receipt of the Form by the Division and the FTC. Within such 15 day period the Division or the FTC may request additional information or documentary material from Offeror. In the event of such request the acquisition of Shares under the Offer may not be consummated until 10 days after receipt of such additional information or documentary material by the Division or the FTC. Offeror filed its Form with the Division and the FTC on November 5, 1999. The Company anticipates that it will file its Form with the Division and the FTC shortly.

     Federal Reserve Board Regulations. Federal Reserve Board Regulations T, U and X (the 'Margin Regulations') promulgated by the Federal Reserve Board place restrictions on the amount of credit that may be extended for the purpose of purchasing margin stock (including the Shares) if such credit is secured directly or indirectly by margin stock. Because no borrowings secured by margin stock will be borrowed in order to finance the Offer, Parent and Offeror have represented to the Company that the Margin Regulations are not applicable to the Offer.

     State Takeover Laws. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the Delaware Law prevents an 'interested stockholder' (generally a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a 'business combination' (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. On October 31, 1999, prior to the execution of the Merger Agreement, the Board, by unanimous vote of all directors present at a meeting held on such date, (i) approved the Offer and the Merger, (ii) determined that the terms of the Merger Agreement and the Offer are fair to and advisable and in the best interests of the Company and its stockholders and (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares in the Offer and, if applicable, vote to approve and adopt the Merger Agreement and the Merger. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

     A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

     The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Offeror does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, Offeror will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the takeover laws or any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Offeror might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Offeror might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Offeror may not be obligated to accept for payment any Shares tendered. See Item 3(b)(2) under the heading 'The Merger Agreement -- Certain Conditions to Offeror's Obligations' above.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS


    Exhibit A -- Agreement and Plan of Merger dated October 31, 1999, by and among Parent,
              Offeror and the Company.
    Exhibit B -- Press release issued by Parent and the Company on November 1, 1999.
    Exhibit C -- Excerpts from the Company's Proxy Statement, dated December 23, 1998, relating to its 1999 Annual Meeting of Stockholders held on January 22,
                1999 (incorporated herein by reference to the Company's proxy statement on
                Schedule 14A, filed with the Commission on December 21, 1998).
    Exhibit D -- Employment Agreement, dated as of September 19, 1996, as amended on
                October 31, 1999, between the Company and P. Quentin Bourjeaurd
                (incorporated herein by reference to Exhibit 10.18 included in the
                Registration Statement Number 333-46335 on Form S-1 effective April 29,
                1998).
    Exhibit E -- Letter amendment dated October 31, 1999, by the Company and P. Quentin
                Bourjeaurd, amending the employment agreement dated as of September 19,
                1996, between the Company and P. Quentin Bourjeaurd.
    Exhibit F -- Amended and Restated Employment Agreement, dated June 22, 1999, by the
                Company and Denny Barge, amending and restating the employment agreement dated as of December 8, 1997 between the Company and Denny Barge.
    Exhibit G -- Letter dated May 17, 1999 by the Company to John R. King Jr., terminating the employment of John R. King Jr.
    Exhibit H -- Release and Waiver of Claims dated June 3, 1999 by and between TriStar
                Aerospace Inc., its parents, subsidiaries and affiliates and John R. King,
                Jr.
    Exhibit I -- Employment Agreement dated May 24, 1999, between the Company and Daniel
                L. Barth.
    Exhibit J -- Amended and Restated Maple Leaf Aerospace, Inc. 1996 Stock Option Plan
                (incorporated herein by reference to Exhibit 10.31 included in the
                Registration Statement Number 333-46335 on Form S-1 effective April 29,
                1998).
    Exhibit K -- TriStar Aerospace Co. 1998 Stock Option Plan (incorporated herein by reference to Exhibit 10.26 included in the Registration Statement Number
                333-46335 on Form S-1 effective April 29, 1998).
    Exhibit L -- Tender and Option Agreement dated October 31, 1999, among Parent, Offeror and the Stockholders Listed on Schedule A (P. Quentin Bourjeaurd and
                Charles Balchunas).
    Exhibit M -- Letter dated November 5, 1999 to the Company's Stockholders.
    Exhibit N -- Opinion of Goldman Sachs dated October 31, 1999.*
    Exhibit O -- Press release issued by the Company on November 4, 1999.

------------

* Included in the materials sent to the stockholders of the Company and annexed hereto.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TRISTAR AEROSPACE CO.

                                          By: /s/ DOUGLAS CHILDRESS
                                               .......................
                                              Name: Douglas Childress
                                            Title: Executive Vice President,
                                                 Chief Financial Officer

Dated: November 5, 1999

                                 EXHIBIT INDEX


Exhibit A  Agreement and Plan of Merger dated October 31, 1999, by and among Parent,
           Offeror and the Company..
Exhibit B  Press release issued by Parent and the Company on November 1, 1999....
Exhibit C  Excerpts from the Company's Proxy Statement, dated December 23, 1998, relating to its 1999 Annual Meeting of Stockholders held on January 22,
           1999 (incorporated herein by reference to the Company's proxy statement on Schedule 14A, filed with the Commission on December 21, 1998)....
Exhibit D  Employment Agreement, dated as of September 19, 1996, as amended on
           October 31, 1999, between the Company and P. Quentin Bourjeaurd
           (incorporated herein by reference to Exhibit 10.18 included in the
           Registration Statement Number 333-46335 on Form S-1 effective April 29,
           1998).............................................................
Exhibit E  Letter amendment dated October 31, 1999, by the Company and P. Quentin
           Bourjeaurd, amending the employment agreement dated as of September 19,
           1996, between the Company and P. Quentin Bourjeaurd...............
Exhibit F  Amended and Restated Employment Agreement, dated June 22, 1999, by the
           Company and Denny Barge, amending and restating the employment agreement dated as of December 8, 1997 between the Company and Denny Barge....
Exhibit G  Letter dated May 17, 1999 by the Company to John R. King Jr., terminating the employment of John R. King Jr.................................
Exhibit H  Release and Waiver of Claims dated June 3, 1999 by and between TriStar
           Aerospace Inc., its parents, subsidiaries and affiliates and John R.
           King, Jr..........................................................
Exhibit I  Employment Agreement dated May 24, 1999, between the Company and
           Daniel L. Barth...................................................
Exhibit J  Amended and Restated Maple Leaf Aerospace, Inc. 1996 Stock Option Plan
           (incorporated herein by reference to Exhibit 10.31 included in the
           Registration Statement Number 333-46335 on Form S-1 effective April 29,
           1998).............................................................
Exhibit K  TriStar Aerospace Co. 1998 Stock Option Plan (incorporated herein by reference to Exhibit 10.26 included in the Registration Statement Number
           333-46335 on Form S-1 effective April 29, 1998)...................
Exhibit L  Tender and Option Agreement dated October 31, 1999, among Parent, Offeror and the Stockholders Listed on Schedule A (P. Quentin Bourjeaurd and
           Charles Balchunas)................................................
Exhibit M  Letter dated November 5, 1999 to the Company's Stockholders.......
Exhibit N  Opinion of Goldman Sachs dated October 31, 1999.*.................
Exhibit O  Press release issued by the Company on November 4, 1999...........

------------

* Included in the materials sent to the stockholders of the Company and annexed hereto.